March 27, 2015

Laura Hatch

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NW

Washington, D.C.  20549

Re:

Nile Capital Investment Trust; File Nos. 333-164528 & 811-22384

Dear Ms. Hatch:

On February 27, 2015, you provided oral comments with respect to the Staff’s review of the Annual Report to Shareholders for the year-ended March 31, 2014 for the Nile Global Frontier Fund and Pan Africa Fund, each a series of Nile Capital Trust (the "Registrant").  Please find below the Registrant's responses to those comments which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Nile Global Frontier Fund

1.

Comment.  The amount “Due from Investment Adviser” in the Fund’s Statement Of Assets And Liabilities approximates the total amount of expenses waived and reimbursed by the adviser during the year. Please explain how often the adviser reimburses the Fund and, if the Fund is not reimbursed in a timely manner, why this amount should not be considered a loan.  Further, please note if the adviser will reimburse the Fund with interest.

Response.  The Registrant has reviewed the circumstances surrounding this matter and, after discussion with the Fund’s adviser and administrator, determined that the adviser (i) was not aware that such payments should occur monthly, (ii) has corrected the oversight and is now current in its monthly obligations to the Fund, and (iii) has agreed to make any payments on a monthly basis going forward. The Registrant highlights the fact that approximately 99% of the Fund’s assets are comprised of the adviser’s seed capital, reducing the potential of any material impairment to outside shareholders. In addition, the adviser will pay to the Fund interest on the adviser’s balance outstanding for periods greater than 30 days, calculated at the annual rate of 3.25%, which totals approximately $456. To ensure proper compliance in the future, a report of the Fund’s administrator detailing the adviser’s current outstanding balance will be prepared and reviewed by the Registrant’s Board of Trustees at each quarterly Board meeting.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Chris Moore at (614) 469-3266 or JoAnn Strasser at (614) 469-3265.

Best regards,

/s/ Christopher Moore

Christopher Moore